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                                                                    Exhibit 20.1




Media Contact:                                    Investor Relations Contact:
Theresa Campbell                                  Julie Rowinski
Catapult Partners, Inc.                           BackWeb Technologies
(650) 524-1720                                    (408) 933-1724
theresa@catapultinc.com                           jrowinski@backweb.com



           BACKWEB REPORTS FOURTH QUARTER AND FISCAL YEAR-END RESULTS

                  Key Customer Wins and Global Brand Awareness
                   Drive Annual Revenue Growth of 144 Percent



SAN JOSE, CA -- JANUARY 26, 2000 -- BackWeb(R) Technologies (Nasdaq: BWEB), a leading provider of push for e-business solutions, today announced fourth quarter and fiscal year-end results for the period ending December 31, 1999. The company achieved record revenues driven by escalating demand for its push for e-business solutions in the business-to-business, business-to-employee, and e-commerce markets.

Revenues for the fourth quarter increased 125 percent to $7.9 million, from $3.5 million in the same period a year earlier and up 27 percent from $6.2 million the previous quarter. Excluding amortization charges related to a previous acquisition and deferred stock compensation, net loss for the fourth quarter was $1.4 million, or $0.04 per share loss, compared to a net loss of $2.1 million or $0.10 per share loss for the same period a year earlier, and a net loss of $1.6 million, or $0.05 per share loss for the third quarter of 1999. Including special charges, net loss for the quarter was $2.1 million, or $0.06 per share loss compared to a net loss of $2.8 million, or $0.12 per share loss in fourth quarter of 1998, and a net loss of $2.4 million, or $0.07 per share loss in the prior quarter.

For the fiscal year ended December 31, 1999, BackWeb reported revenues of $23.3 million, an increase of 144 percent from $9.5 million reported for fiscal 1998. Excluding amortization charges, net loss for 1999 was $7.8 million, or $0.27 per share loss,


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compared to a net loss of $12.8 million or $0.60 per share loss for 1998.
Including special charges, net loss for 1999 was $11.5 million, or $0.39 per share loss compared to a net loss of $14.6 million, or $0.69 per share loss in 1998.

"Our fourth quarter was distinguished by strong demand for our push solutions in the e-business marketplace, particularly as we inked key partnerships and benefited from the growing worldwide recognition of the BackWeb brand," said Eli Barkat, chairman and CEO of BackWeb Technologies. "With our Polite(TM) push technology building towards becoming a de facto Internet standard, we ended our first fiscal year as a public company with a greatly expanded market opportunity and are taking advantage of the rapid growth of the e-business market."

FOURTH QUARTER HIGHLIGHTS

- BackWeb established new and expanding customer relationships with a growing number of industry-leading companies, including: Charles Schwab & Co., Inc., Bell Atlantic Mobile; SBC Communications and
        Hewlett-Packard Company.

- BackWeb and RealNetworks, Inc. signed an agreement to integrate BackWeb's Polite(TM) push technology into RealJukebox(TM) to create a first of its kind, push-based, Internet music delivery service for consumers. RealNetworks also announced in January 2000, that it would make a $15 million minority investment in BackWeb Technologies.

- In addition, BackWeb realized its first OEM license revenues from SAP AG's CRM package, which integrates BackWeb into every seat.





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HIGH-PROFILE WINS, EXPANDING MARKET POSITION, NEW ALLIANCES AND IPO

MARK FISCAL 1999

BackWeb's push for e-business solutions made significant headway into the Global 2000 by adding over 100 new customers in 1999:

- Customer wins included BancBoston Robertson Stephens, British Telecommunications PLC, Compaq Computer Corporation, Tech Data/Computer 2000, Charles Schwab and Co., Ericsson, Goldman Sachs & Co., Hewlett-Packard, ICG Communications, Lucent Technologies, Nortel Networks, Inc., Rogers Cantel, SBC Communications, SAP AG, Telenordia, Telecom Italia, and US WEST.

BackWeb's push solutions expanded in 1999 from primarily focusing on solutions for direct sales forces to adding solutions for call centers, e-services and reseller networks.

- Call center wins include: Pacific Bell, SBC Communications, Bell Atlantic Mobile and Charles Schwab and Co.;

- E-service wins include: Hewlett-Packard, Compaq and First American Financial Corporation;

- Reseller network wins include: Tech Data/C2000, Lucent, and Mannesman o.tel.o GmbH;

A variety of alliances fortified BackWeb's leadership as a key Internet infrastructure provider. BackWeb announced alliances with:

- SAP AG, to leverage BackWeb technology as part of its Customer Relationship Management solution;

- Hewlett-Packard, to use BackWeb technology to deliver service content to all HP Pavilion PC users;

- RealNetworks, to partner with BackWeb to build a push-based digital music delivery platform;

- US WEST, to partner with BackWeb to build a proactive portal experience as a part of their Internet offerings;



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BackWeb made a number of significant announcements in 1999 broadening its product offerings and strengthening the technical barriers of entry into its market:

-       The company received a U.S. Patent for its Polite push technology;

- BackWeb unveiled Service Accelerator and the Rapid Survey module as part of its Accelerator Suite of products; and

- BackWeb released new versions of its Foundation product which strengthens its infrastructure offerings



About BackWeb Technologies

BackWeb Technologies is a leading provider of push for e-business solutions that enable companies to communicate time-sensitive, business-critical information throughout the extended enterprise of customers, partners and employees. Via Internet-based applications and proactive portals, corporations such as Cisco, Compaq, Hewlett-Packard, and British Telecom have deployed BackWeb's Polite push Internet infrastructure for managing critical changes for key e-business and customer service applications. BackWeb Technologies is headquartered in San Jose, California, and Ramat Gan, Israel. For more information, visit its web site at www.backweb.com or call (800) 863-0100.


Safe Harbor Statement

Statements in this news release which are not purely historical are forward-looking statements within the meaning of the U.S. Federal Securities laws, including, any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include changes in the competitive landscape including new competitors and/or the impact of competitive pricing and products, dependence upon a limited number of key resellers and customers, timely availability and customer acceptance of new and existing products, rapid changes in market conditions due to changing technological standards, fluctuations in quarterly results, BackWeb's dependence upon and ability to attract and retain qualified employees, potential Year 2000 problems with BackWeb's products or internal operating systems, and the risks and uncertainties detailed from time to time in BackWeb's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BackWeb undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #


(C) 2000 BackWeb Technologies, Inc. BackWeb is a registered trademark and. Polite is a trademark of BackWeb Technologies. All other trademarks are the property of their respective owners.



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                            BACKWEB TECHNOLOGIES LTD.
                      Consolidated Statements of Operations
                     (In $ thousands, except per share data)




                                      Three Months Ended                   Twelve Months Ended
                                   --------------------------          --------------------------
                                   Dec. 31,          Dec. 31,          Dec. 31,          Dec. 31,
                                    1999               1998             1999               1998
                                   --------          --------          --------          --------
Revenues:
License                            $  6,099          $  2,731          $ 18,514          $  7,980
Service                               1,767               763             4,749             1,557
                                   --------          --------          --------          --------
  Total revenues                      7,866             3,494            23,263             9,537

Cost of revenues:
License                                  89                92               266               266
Service                               1,496               342             3,911             1,353
                                   --------          --------          --------          --------
  Total cost of revenues              1,585               434             4,177             1,619
                                   --------          --------          --------          --------

Gross profit                          6,281             3,060            19,086             7,918

Operating expenses:
Research and development              1,527               972             5,519             4,555
Sales and marketing                   5,807             3,326            18,876            13,182
General and administrative            1,249               922             4,480             3,182
Amortization of goodwill,
other intangibles, and
deferred stock compensation             718               621             3,640             1,824
                                   --------          --------          --------          --------
Total operating expenses              9,301             5,841            32,515            22,743
                                   --------          --------          --------          --------

Loss from Operations                 (3,020)           (2,781)          (13,429)          (14,825)

Other income, net                       937                13             1,940               218
                                   --------          --------          --------          --------
Net loss                           $ (2,083)         $ (2,768)         $(11,489)         $(14,607)
                                   ========          ========          ========          ========

Net loss per share
(including amort.)                 $  (0.06)         $  (0.12)         $  (0.39)         $  (0.69)
                                   ========          ========          ========          ========

Net loss per share
(excluding amort.)                 $  (0.04)         $  (0.10)         $  (0.27)         $  (0.60)
                                   ========          ========          ========          ========

Shares used in computing
 net loss per share                  33,147            22,446            29,115            21,208
                                   ========          ========          ========          ========

                            BACKWEB TECHNOLOGIES LTD.
                           Consolidated Balance Sheets
                                (in $ thousands)



                                                      Dec. 31,        Dec. 31,
                                                       1999            1998
                                                      -------         -------
ASSETS
Current assets:

     Cash and cash equivalents                        $18,818         $ 6,449
     Short term investments                            56,789              --
     Accounts receivable, net                           6,142           2,590
     Other current assets                               2,344             712
                                                      -------         -------
             Total current assets                      84,093           9,751

Property and equipment, net                             1,631           1,030
Goodwill and other purchased intangibles, net             181           1,824
Other assets                                              144              96
                                                      -------         -------
                                                      $86,049         $12,701
                                                      =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

     Line of credit                                   $    --         $ 2,000
     Accounts payable and accrued liabilities           8,576           3,357
     Deferred revenue                                   3,321           1,666
     Payable of related parties                            50             304
     Current portion of shareholders' loans               823             828
                                                      -------         -------
             Total current liabilities                 12,770           8,155

Accrued severance pay, net                                150              93
Shareholders' loans                                        --             327

Total Shareholders' equity                             73,129           4,126
                                                      -------         -------
                                                      $86,049         $12,701
                                                      =======         =======